Grupo PARANAPANEMA

02034757

02 JUN -7 AM 11:05

Rio de Janeiro – June 03th, 2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Comission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
U.S.A.

SUPPL

Ref. **Paranapanema S/A**
CUSIP N° 40050K 100
SEC F-6 N° 333-12884
Exemption N° 82-5083

Gentleman / Madam:

We are enclosing a copy of the minutes of Paranapanema's annual shareholders meeting held on April 30th; the minutes of the Board of Directors meeting held on March 11th and the press release referring the sale of Paranapanema´s controlling participation in Companhia Paraibuna de Metais.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Augusto Carneiro de Oliveira Filho
General Counsel

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Encl.
Cc: Ms. Glorinete Laurentino
The Bank of New York

dw 6/17

PARANAPANEMA S/A

CNPJ/MF 60.398.369/0001-26

NIRE 33300163816

A Publicly-held Corporation

MINUTES OF THE GENERAL MEETING OF SHAREHOLDERS HELD ON APRIL 30th 2002

Date, time, and venue: 11:00 a.m., April 30th 2002, at corporate headquarters, located at Praia de Botafogo, n.° 228, 15°. andar, Bloco "A", Botafogo, Rio de Janeiro, RJ. **Publications:** Convening notices were published on the following newspapers: "Diário Oficial do Estado do Rio de Janeiro", on April 15, 16, and 17, 2002; "Jornal do Commercio" on April 14, 16, and 17, 2002; and "DCI - Diário do Comércio & Industria" on April 13, 16, and 17, 2002; Financial Statements and the Opinion of Independent Auditors were published on the same newspapers on April 13, 2002; the Notices to Shareholders referred to in art. 133 of Law 6,404 were published on the following newspapers: "Diário Oficial do Estado do Rio de Janeiro", on April 02, 03, and 04, 2002; "Jornal do Commercio" on March 29 and 31, 2002, and on April 2, 2002; and "DCI - Diário do Comércio & Industria" on March 29, 2002, and on April 2 and 3, 2002. **Attendance:** Shareholders representing over 2/3 of the share capital, as verified on the Shareholder Attendance Book, as well as a representative of PricewaterhouseCoopers Auditores

Independentes, the corporation's external audit company, and members of the Board of Directors of the Corporation and of the Audit Committee of the Corporation. **Board Members:** As per art. 22, paragraph 2, of the Bylaws, Mr. Hamilton Salerno de Moura, Chairman of the Board of Directors, chaired the meeting, and, in such capacity, invited me, Augusto Carneiro de Oliveira Filho, to be the Secretary. **Order of the Day**: (i) Evaluation of the accounts rendered by the Board of Directors; examination, discussion e voting of the Financial Statements, along with the Management Report and the Opinion of the Independent Auditors with respect to the Fiscal Year ended as of 12.31.2001; (ii) Election of the members of the Board of Directors, in view of their resignation, and, as per Securities Commission Instruction No. CVM 282, shareholders wishing to elect by a multiple vote should hold ownership interests superior to 5% of share capital; (iii) fixation of the remuneration of officers during the fiscal year of 2002. **Resolutions:** Pursuant to art. 130, paragraph 1, of Law 6,404/76, it was resolved that these Minutes should be written in summary form. Subsequently, as the meeting proceeded with the Order of the Day, the following resolutions were taken, with the abstention of those who were legally prevented from voting: (i) Subsequent to examination and discussion of the matter, it was resolved that the Financial Statements, along with the Management Report and the Opinion of the Independent Auditors with respect to the Fiscal Year ended as of December 31, 2001 would be approved. (ii)

Continuing with the Order of the Day, and in view of the resignation submitted by Mr. Luis Cláudio Moraes, titular member of the Board of Directors of the corporation, and of that submitted earlier by Mr. Antonio Luiz Rios da Silva, the following persons have been elected: Mr. **HAYTON JUREMA DA ROCHA**, a Brazilian citizen, married, an economist, bearer of identity card no. 265.722-SSP/AL, registered with tax authorities under no. CPF/MF 153.667.404-44, residing and domiciled at Rua Vanderley de Pinho, 305/1201, Itaigara, Salvador, Bahia - substitute member Ivan Modesto Schara retained substitute capacity -, and **WANDERLEY REZENDE DE SOUZA**, a Brazilian citizen, married, an economist, bearer of identity card no. 05.377.795-9, issued by IFP/RJ, registered with tax authorities under no. CPF/MF 634.466.267/00, residing and domiciled at Rua dos Tintureiros, 664, Rio de Janeiro, RJ - substitute member Marta Xavier Gonçalves retained substitute capacity, for the remainder of the term of office, which will end on the General Meeting that will examine the accounts related to the fiscal period of 2003. As per the provisions of Law 8,934/94, the elected members have expressly stated that they have not committed any crimes that might prevent them from exercising commercial activities; (iii) It was also resolved that the total amount to be apportioned for remuneration of the members of the Board of Directors, as well as for the members of the Board of Officers, during the fiscal year of 2002, would be of up to (R$3,800,00.00) three million eight hundred thousand Reais, as allotted by the Board of Directors; (iv) Sequentially

thereafter, it was resolved that the Audit Committee for the fiscal year commencing as of this date should be inaugurated, and that respective tenure should be valid until the next General Meeting of the Shareholders, and that the said committee would be composed of the following individuals: **Luiz Carlos Vaini,** a Brazilian citizen, married, an accountant, bearer of identity card no. 3.146.370, issued by SSP/SP, registered with tax authorities under no. CPF/MF 039.358.688-04, residing and domiciled at Rua Princesa Isabel, 1152, apartamento 81, Campo Belo, São Paulo, SP, as titular and, as his substitute, Manuel Fernandes Lourenço, a Portuguese citizen, married, a business manager, bearer of identity card no. RNE-W 317.337-H, registered with tax authorities under no. CPF/MF 255.819.888/20, residing and domiciled at Rua Horácio Vergueiro Rudge, casa 221, Casa Verde, São Paulo, SP; **Luiz Carlos Junqueira Ferreira**, a Brazilian citizen, divorced, a business manager, bearer of identity card no. 5633-3 CREA, registered with tax authorities under no. CPF/MF 037.718.067-04, residing and domiciled at Rua Fabio da Luz, 290, Bloco I, apto 606, Rio de Janeiro, RJ, as titular and, as his substitute, Renato Cesar da Costa Amaral, a Brazilian citizen, married, an accountant, bearer of identity card no. 54728-3 CRC-RJ, registered with tax authorities under no. CPF/MF 039.358.688-04, residing and domiciled at Avenida Presidente Vargas, 290, 11° andar, Centro, Rio de Janeiro, RJ; **Renato Donatello Ribeiro,** a Brazilian citizen, divorced, an economist, bearer of identity card no. 7.250.713, issued by SSP/SP,

registered with tax authorities under no. CPF/MF 872.998.368/15, residing and domiciled at Rua Dr. Franco da Rocha, 339/81, Bloco "A", Perdizes, São Paulo, SP, as titular and, as his substitute, Luzia Bandeira Falcão, a Brazilian citizen, married, an economist, bearer of identity card no. 3.083.243, issued by IFP-DCT, registered with tax authorities under no. CPF/MF 264.713.267/91, residing and domiciled at Rua Lauro Muller, 128/1302, Botafogo, Rio de Janeiro, RJ; **Luiz Tito Cerasoli**, a Brazilian citizen, married, an engineer, bearer of identity card no. 38.592-D, issued by CREA/RJ, registered with tax authorities under no. CPF/MF 297.487.047/34, residing and domiciled at SHIS, QL. 10, Conjunto 10, casa 08, Lago Sul, Brasília, DF, as titular and, as his substitute, Gilda Maria dos Santos, a Brazilian citizen, an economist, bearer of identity card no. 627.400-SSP/DF, registered with tax authorities under no. CPF/MF 224.424.721-04, residing and domiciled at SQN, 208, Bloco "E", apto 503, Brasília, DF. Making use of the word afforded to her, the attorney of the minority shareholders, owners of common or preferred stock, requested that the election of the representative of the majority shareholders be effected separately. With a favorable vote of the shareholders, representation was then granted upon Mr. **José Ferraz Ferreira Filho,** a Brazilian citizen, married, a business manager, bearer of identity card no. 3.496.394-7, issued by SSP/SP, registered with tax authorities under no. CPF/MF 250.616.158/91, residing and domiciled at Rua Comandante Garcia D'Avila, 345, São Paulo, SP, as

titular and, as his substitute, Luiz Fonseca de Souza Meirelles Filho, a Brazilian citizen, married, an economist, bearer of identity card no. 4.439.266, issued by SSP/SP, registered with tax authorities under no. CPF/MF 500.165.638/91, residing and domiciled at Rua Padre João Manoel, 1.178, apartamento 1-A, São Paulo, SP, and members of the Board of Directors were apportioned the minimum remuneration provided by law. **Quorum for the Resolutions**: Resolutions were taken as per the totality of the votes of the shareholders present. **Documents Filed**: (i) instruments of the proxies produced by the Shareholders; and (ii) a Notice of a Member of the Audit Committee, received from Mr. José Ferraz Ferreira Filho. **Closing**: There being no further matters for deliberation, the Chair offered the word to whoever wished to speak, and so minority shareholders requested a clarification as to the destination given to the proceeds received by the Corporation as a result of the sale of Companhia Paraibuna de Metais. The explanation given was to the effect that it was the intention of the management of the Corporation to use said resources to improve the capital structure of the Corporation, aiming mainly at reducing its current debts. The Chair then suspended works for preparation and transcription of these Minutes, by copying process, onto the proper book, which, by unanimous resolution of the Meeting, and under the provisions of Paragraph 2 of art. 130 of Law 6,404/76, will be published without the signatures of the shareholders. Once the session had been reopened, these Minutes were read, and, as they

were considered to be in good order, they were approved, and the meeting was closed with the signature of the components of the board and of the shareholders present. Done in Rio de Janeiro, on April 30th 2002. This transcript is a faithful copy of the originals, which were written on the proper book. (signature) Augusto Carneiro de Oliveira Filho - Secretary. Board of Trade of the State of Rio de Janeiro. I certify registration under name, number and date appearing below. Paranapanema S.A. 00001239034. Date: 06.16.2002. (sig.) Maria Cristina V. Contreiras. General Secretary. Decree dated 04.11.2002.

PARANAPANEMA S/A

CNPJ/MF 60.398.369/0001-26

A Publicly-held Corporation

NIRE 33300163816

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON 03.11.2002

Date, time, and venue: March 11, 2002, at 10:00, at corporate headquarters, located at Praia de Botafogo, n.° 228, 15°. andar, Bloco "A", Botafogo, City of Rio de Janeiro, RJ. **ATTENDANCE:** Members of the Board of Directors of the company, Messrs. Hamilton Salerno de Moura (Chairman), Luiz Cláudio Moraes (Secretary), Vítor Paulo Camargo Gonçalves, Antonio Fernando Pereira de Melo, Wilson Carlos Duarte Delfino, and Ivan Luiz Modesto Schara. **PURPOSE**: To examine the proposal to sell the assets of the affiliate Mamoré Mineração e Metalurgia Ltda. to third parties, as well as the acquisition, by the Corporation, of assets of its affiliate Companhia Paraibuna de Metais. **RESOLUTIONS**: The following proposals of the Executive Board have been approved: (i) affiliate Mamoré Mineração e Metalurgia Ltda. shall alienate those of its assets that have to date been used to exploit light and dark barite at Nova Ponte, State of Minas Gerais, Seabra, and Maiquinique, both in the State of Bahia, to Química Geral do Nordeste S.A., for the amount of (R$1,900,000.00) one million nine hundred thousand

Reais, and (ii) the Corporation shall acquire from its affiliate, Companhia Paraibuna de Metais, the ownership interest that the latter holds in Mineração Vera Cruz S.A., for the amount of (R$ 1,000.00) one thousand Reais, and the Corporation shall grant to the Executive Board the powers to execute the instruments necessary for both transactions. **CLOSING**: There being no further matters for deliberation, it was decided that these Minutes should be written and, once read, found to be good order, and approved, the same were signed by the Board Members present. Done in Rio de Janeiro, on March 11, 2002. (signature) Luiz Cláudio Moraes; (sig.) Vítor Paulo Camargo Gonçalves; (sig.) Antonio Fernando Pereira de Melo; (sig.) Wilson Carlos Duarte Delfino; (sig.) Ivan Luiz Modesto Schara. This transcript is a faithful copy of the originals, which were written on the proper book. (sig.) Luiz Cláudio Moraes. Secretary. Board of Trade of the State of Rio de Janeiro. I certify registration under the name, number and date appearing below. Paranapanema S.A. 00001225535. Date: 03.18.2002. (sig.) Maria Cristina V. Contreiras. General Secretary.

PARANAPANEMA S/A

A Publicly-Held Corporation

CNPJ/MF 60.398.369/0001-26

NIRE 33300163816

CIA. PARAIBUNA DE METAIS

A Publicly-Held Corporation

CNPJ/MF 42.416.651/0001-07

NIRE 31300000583

RELEVANT FACT

Paranapanema S.A. wishes to inform that it has entered into an agreement with Grupo Votorantim on 03.27.2002 in order to alienate the totality of the common and preferred stock issued by Companhia Paraibuna de Metais which Paranapanema S.A. owns.- Ownership interest held by Paranapanema S.A. totals 58,876,765,017 shares, of which 21,990,752,595 are common shares and 36,886,012,422 are preferred shares, representing, respectively, 96.91% of total capital, 99.94% of voting capital, and 95.18% of preferred shares.--- Receipt of the proceeds of the alienation by Paranapanema shall occur within 45 days, as stipulated on the mentioned agreement.------------

Rio de Janeiro, March 28, 2002

Paranapanema S.A.

Companhia Paraibuna de Metais

Antonio Aranha Andrade - Investor Relations and Financial Director